EXHIBIT 7.1


                       PREFERRED STOCK TRANSFER AGREEMENT



          THIS PREFERRED STOCK TRANSFER AGREEMENT (this "Agreement") is entered into as of this 5th day of October, 1998 by and between RGC INTERNATIONAL INVESTORS, LDC ("RGC") and HORIZONTAL VENTURES, INC. ("HVI") and consented to by SABA PETROLEUM COMPANY ("SABA").

                             W I T N E S S E T H:

          WHEREAS, RGC owns 8,000 shares of Series A Convertible Preferred Stock, par value $0.001 per share, of SABA (the "Series A Preferred");

          WHEREAS, RGC desires to sell, and HVI desires to buy, up to 7,000 shares of the Series A Preferred (the "Preferred Shares"), in exchange for cash in an amount equal to 104% of the stated value thereof, plus an additional cash amount representing all accrued and unpaid dividends thereon through the closing of the transactions contemplated hereby (which dividends aggregated $319,890.41 through the close of business on October 5, 1998 and will continue to accrue at the rate of $1,150.68 per day for each day thereafter); and

          WHEREAS, the shares of Series A Preferred not being sold to HVI hereunder may be converted into Common Stock of SABA in accordance with the terms of the Certificate of Designations, Preferences and Rights governing the Series A Preferred (the "Certificate of Designations") subsequent to the later to occur of (i) the approval by the shareholders of SABA of the issuance of shares of Common Stock in excess of 20% of SABA's outstanding Common Stock pursuant to the conversion of shares of Series A Preferred (the "Shareholder Approval Date") and (ii) the declaration by the Securities and Exchange Commission of the effectiveness of SABA's Registration Statement on Form S-1 covering the resale of the shares underlying such Series A Preferred (File No. 333-45023) (the "Effective Date"); provided, however, that any portion thereof not immediately convertible as a result of the 4.9% limitation set forth in the Certificate of Designations will be converted as soon thereafter as practicable.

          NOW, THEREFORE, in consideration of the mutual premises and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is mutually agreed and covenanted by and between the parties to this Agreement as follows:

     1.     Initial Sale and Purchase of the Preferred Shares.

            Subject to the terms and conditions of this Agreement, on the date hereof, RGC hereby agrees to transfer, sell and assign to HVI, and HVI hereby agrees to buy from RGC, the First Closing Shares (as defined herein), in exchange for, and upon receipt of certificates representing the First Closing Shares (as defined herein) (the "First Closing Preferred Certificates"), an aggregate purchase price (the "First Closing Purchase Price") of $750,000.00. The "First Closing Shares" shall mean the number of shares of Series A Preferred equal to (i) 721.15 minus (ii) the quotient of (A) all accrued and unpaid dividends on the First Closing Shares through the date hereof divided by (B) 1,040; e.g. the Final Shares were 690.8 shares of Series A Preferred as of October 5, 1998.

     2.     Subsequent Sale and Purchase of the Preferred Shares.

            (a) On or before the thirtieth (30th) day following the First Closing (as defined herein), HVI shall have the exclusive option to buy from RGC all of RGC's right, title and interest in the Final Shares (as defined herein) in exchange for, and upon receipt of certificates representing the Final Shares (the "Final Preferred Certificates"), an aggregate purchase price equal to $1,040.00 for each Final Share (or fraction thereof) plus all accrued and unpaid dividends on each such Final Share (or fraction thereof) through the date of such purchase (the "Final Purchase Price"), provided, however, that HVI may extend the exclusive option set forth above for an additional 30-day period by paying to RGC, on or before the thirtieth (30th) day following the First Closing, the amount of $500,000 as a nonrefundable deposit (the "Deposit") toward the purchase of the Final Shares. In the event that HVI elects to pay the Deposit, then, on or before the thirtieth (30th) day following the date of such payment, HVI shall have the option to buy from RGC all of RGC's right, title and interest in the Final Shares for an amount equal to the Final Purchase Price, less the amount of the Deposit. The "Final Shares" shall mean the number of shares equal to 7,000 minus the First Closing Shares.

            (b) If HVI fails to exercise its option to purchase the Final Shares prior to the expiration of the first 30-day period or if, after payment of the Deposit, HVI fails to exercise its option prior to the expiration of the second 30-day period, (i) RGC shall be entitled to keep the Deposit (to the extent such amount was paid in exchange for the additional 30-day period) and shall be free to sell the Final Shares and the Retained Shares (as defined below) to any third party and (ii) RGC shall have an option for 15 business days following the expiration of any such 30-day option period to reacquire the First Closing Shares for the First Closing Purchase Price.

            (c) HVI further agrees that it will not sell or convert any of the First Closing Shares until the earlier of (i) its purchase of the Final Shares from RGC and (ii) in the event HVI fails to exercise its option, the date on which RGC's option to reacquire the First Closing Shares expires.

     3.     Delivery of Preferred Certificates and Purchase Price.

            At the closing of the transactions contemplated by Section 1 of this Agreement (the "First Closing") and at the closing of the transactions contemplated by Section 2(a) of this Agreement, RGC will deliver the appropriate First Closing Preferred Certificates and the Final Preferred Certificates, as the case may be, to HVI and HVI will deliver the First Closing Purchase Price and the Final Purchase Price, as the case may be, to RGC, by wire transfer to RGC's account, in accordance with RGC's written instructions.

     4.     Obligation to Unwind Short Position.

            RGC currently holds a short position of 653,000 shares of Common Stock of SABA (the "Short Position"). Following the consummation of the transactions contemplated by this Agreement, RGC will continue to own 1,000 shares of Series A Preferred (the "Retained Shares"). RGC agrees that, following the later to occur of (i) the Shareholder Approval Date and (ii) the Effective Date, it will use its commercially reasonable efforts to unwind the Short Position. RGC agrees that it will only convert such number of the Retained Shares as is necessary to unwind the Short Position. In the event that, following the unwinding of the Short Position, RGC continues to own any shares of Series A Preferred, HVI will have the right, exercisable within 15 business days after its receipt of written notice from RGC that RGC has unwound the Short Position, to buy such shares of Series A Preferred for the purchase price of $1,040 per share, plus any accrued and unpaid dividends thereon.

     5.     Representations and Warranties of RGC.

            (a) RGC has the power and authority to execute, deliver and perform this Agreement. This Agreement constitutes RGC's valid and legally binding obligation, enforceable against it in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors' rights and remedies.

            (b) RGC represents and warrants to HVI that the Preferred Shares and the Retained Shares are owned by RGC and, when sold and delivered to HVI in accordance with the terms hereof, will be transferred free and clear of all liens and encumbrances created by RGC; provided, however, that the Preferred Shares and the Retained Shares are subject to (i) the terms of that certain Securities Purchase Agreement, dated as of December 31, 1997 (the "Purchase Agreement"), pursuant to which such shares were issued, as well as all of the documents executed in connection therewith, and (ii) the terms of that certain letter agreement, dated June 1, 1998, by and among RGC, SABA and OMIMEX, INC. ("OMIMEX") regarding, among other things, the grant by RGC to OMIMEX of the right to purchase up to 4,000 shares of Series A Preferred in accordance with the terms thereof (the "Letter Agreement" and, collectively with the documents referred to in (i) above, the "Series A Documentation").

     6.     Representations and Warranties of HVI.

            (a) HVI has the power and authority to execute, deliver and perform this Agreement. This Agreement constitutes HVI's valid and legally binding obligation, enforceable against it in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors' rights and remedies.

            (b) HVI is purchasing the Preferred Shares (and to the extent any Retained Shares are purchased pursuant to Section 3 hereof, the Retained Shares) for its own account for investment only and not with a present view towards the public sale or distribution thereof, except pursuant to sales registered or exempted from registration under the Securities Act of 1933, as amended (the "Act").

            (c) HVI is an "accredited investor," as that term is defined in Rule 501(a) of Regulation D under the Act.

            (d) HVI acknowledges that neither the Preferred Shares, the Retained Shares nor the shares of common stock into which the Preferred Shares and the Retained Shares are convertible have been registered under the Act and may not be transferred or sold in the absence of an effective registration statement or an exemption from the registration requirements under the Act.


            (e) HVI acknowledges that it has read and understands all of the Series A Documentation, including but not limited to the Purchase Agreement and the Registration Rights Agreement, each dated as of December 31, 1997, the Certificate of Designations and the Letter Agreement.

     7.     Other Agreements.

            (a) HVI hereby acknowledges and agrees that, upon the consummation of the transactions contemplated hereby, it will own the Preferred Shares (and to the extent any Retained Shares are purchased pursuant to Section 3 hereof, the Retained Shares) subject to the terms of the Series A Documentation, including any rights OMIMEX may have to purchase up to 4,000 shares of Series A Preferred under the Letter Agreement.

            (b) RGC agrees that, following the closing of the sale of the Final Shares to HVI and the receipt by RGC of the Final Purchase Price (the "Final Closing"), RGC will waive any default by SABA occurring prior to the Final Closing under any of the provisions of the documents comprising the Series A Documentation, provided that such waiver shall not apply to any defaults thereunder arising after the date of the Final Closing or which are in existence as of the Final Closing and continue thereafter.

     8.     Notices.

            Notices under this Agreement shall be in writing and sent by registered or certified mail, return receipt requested, postage paid, to HVI and RGC at their respective principal offices or at such other address as each such party shall notify the other in writing.

     9.     Severability.

            The various provisions of this Agreement are severable from each other and from the rest of the Agreement and, in the event that any part of this Agreement shall be held to be invalid or unenforceable by a court of competent jurisdiction, the remainder of this Agreement shall be fully effective, operative and enforceable.

    10.     Binding Effect.

            This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

    11.     Governing Law.

            This Agreement shall be construed and interpreted in accordance with the laws of the Commonwealth of Pennsylvania.

    12.     Entire Agreement.

            This Agreement contains the entire agreement of the parties and may not be changed orally but only by an agreement in writing signed by RGC and HVI. This Agreement shall supersede all prior agreements between RGC and HVI relating to the subject matter hereof.

    13.     Counterparts.

            This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall be deemed to be one and the same instrument.

          IN WITNESS WHEREOF, RGC has duly executed this Agreement on the day and year first above written; provided, however, that RGC's execution shall be rescinded and this Agreement shall be null, void and unenforceable against RGC, unless HVI shall have executed this Agreement and returned a fully executed copy hereof via facsimile to RGC at (610) 617-0570, on or before 5:00 p.m., Philadelphia time, Tuesday, October 6, 1998.

                                    RGC INTERNATIONAL INVESTORS, LDC
                                    By:  Rose Glen Capital Management, L.P.,
                                         Investment Manager
                                         By:  RGC General Partner Corp.,
                                              as General Partner

                                       /s/ Wayne Block
                                       __________________________________
                                    By: Wayne Block
                                    Title: Managing Director

                                    HORIZONTAL VENTURES, INC.
                                       /s/ Randeep S. Grewal
                                       __________________________________
                                    By: Randeep S. Grewal
                                    Title: President & C.E.O.
                                    Date: October 5, 1998

ACCEPTED AND AGREED for all purposes, evidencing SABA's right to consent pursuant to Section 8(g) of the Purchase Agreement:

SABA PETROLEUM COMPANY

/s/ Ilyas Chaudhary
__________________________________
By: Ilyas Chaudhary
Title: President
Date: October 6, 1998